Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.

SUPPLEMENT NO. 2 DATED JANUARY 30, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1, dated January 4, 2008, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 2 is to disclose:

•	the status of our initial public offering;

•	our proposed acquisition of the Fort Road Medical Building in St. Paul, Minnesota;

•	our proposed acquisition of 6770 Cincinnati-Dayton Road in Liberty Township, Ohio;

•	our proposed acquisition of an additional building with respect to G&E Healthcare REIT Medical Portfolio 1;

•	the name change of our dealer manager, NNN Capital Corp., to Grubb & Ellis Securities, Inc.;

•	the resignation of the Chairman of the Board of our sponsor; and

•	clarification to prior disclosure regarding the reimbursement of acquisition fees and expenses.

Status of Our Initial Public Offering

As of January 18, 2008, we had received and accepted subscriptions in our offering for 22,090,382 shares of our common stock, or approximately $220,641,000, excluding shares issued under our distribution reinvestment plan.

Proposed Acquisition of the Fort Road Medical Building

On January 22, 2008, our board of directors approved the acquisition of the Fort Road Medical Building, or the Fort Road property. The Fort Road property is a multi-tenant medical office building located on approximately one acre of land in St. Paul, Minnesota. Built in 1981, the Fort Road property consists of approximately 50,000 square feet of gross leasable area and is approximately 90.0% occupied as of January 22, 2008. The principal businesses occupying the building are healthcare providers.

We anticipate purchasing the Fort Road property for a purchase price of $8,650,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing and proceeds raised from this offering. We expect to pay our advisor and its affiliate an acquisition fee of $260,000, or 3.0% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the first quarter of 2008; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of the Fort Road property.

Proposed Acquisition of 6770 Cincinnati-Dayton Road

On January 22, 2008, our board of directors approved the acquisition of 6770 Cincinnati-Dayton Road, or the 6770 Cincinnati property. The 6770 Cincinnati property is a Class A multi-tenant medical office building located on approximately 3.0 acres of land in Liberty Township, Ohio. The construction of this two story medical office building is scheduled to be completed in March 2008. Upon completion, the 6770 Cincinnati property will consist of approximately 40,000 square feet of gross leasable area and is currently 95.0% leased for a minimum period of three years pursuant to executed leases. The principal businesses which will occupy the building are healthcare providers.

We anticipate purchasing the 6770 Cincinnati property for a total purchase price of $7,750,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing and proceeds raised from this offering. We expect to pay our advisor and its affiliate an acquisition fee of $233,000, or 3.0% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the first quarter of 2008; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of the 6770 Cincinnati property.

Update to Proposed Acquisition of G&E Healthcare REIT Medical Portfolio 1

On December 17, 2007, our board of directors approved the acquisition of four medical properties in Florida and one medical property in Kansas, which we refer to as G&E Healthcare REIT Medical Portfolio 1, or the Medical Portfolio 1 property. The proposed acquisition consisted of approximately 149,000 square feet of gross leasable area. On January 22, 2008, our board of directors approved the acquisition of an additional office building consisting of approximately 13,000 square feet of gross leasable area that is adjacent to one of the Florida properties. As a result of the proposed acquisition of this additional building, the Medical Portfolio 1 property consists of approximately 162,000 square feet of gross leasable area and is 94.6% leased as of January 22, 2008.

We now anticipate purchasing the Medical Portfolio 1 property for a total purchase price of $36,950,000, plus closing costs, from an unaffiliated third party, an increase from the original purchase price of $34,350,000, plus closing costs. We intend to finance the purchase through debt financing and proceeds raised from this offering. We expect to pay our advisor and its affiliate an acquisition fee of $1,109,000, or 3.0% of the purchase price, in connection with the acquisition, an increase from the initially disclosed acquisition fee of $1,031,000.

Name Change of NNN Capital Corp. to Grubb & Ellis Securities, Inc.

On December 7, 2007, NNN Realty Advisors, Inc., which previously served as our sponsor, merged with and into a wholly owned subsidiary of Grubb & Ellis Company, which we now consider to be our sponsor. On January 16, 2008, in connection with the merger, NNN Capital Corp., which serves as our dealer manager and is an indirect wholly owned subsidiary of our sponsor, changed its name to Grubb & Ellis Securities, Inc.

Resignation of the Chairman of the Board of our Sponsor

On January 29, 2008, our sponsor Grubb & Ellis Company announced that Anthony W. Thompson resigned as Chairman of the Board and as a director, effective February 8, 2008. Independent director Glenn Carpenter was appointed non-executive Chairman of the Board of Grubb & Ellis Company, effective February 8, 2008.

Clarification to Prior Disclosure Regarding the Reimbursement of Acquisition Fees and Expenses

Our prospectus discloses that the reimbursement of acquisition expenses related to the selection, evaluation, acquisition and investment in properties will not exceed 0.5% of the purchase of a property. This 0.5% limitation applies to acquisition expenses paid to our advisor or its affiliates. The reimbursement of our total acquisition fees and expenses, including those paid to unaffiliated third parties, will not exceed, in the aggregate, 6.0% of the purchase price or total development cost of a property, unless fees in excess of the 6.0% limit are approved by a majority of our disinterested independent directors.